J. Andrew Robison
Direct: (205) 521-8596
Fax: (205) 488-6596
arobison@babc.com
September 20, 2010
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Campus Crest Communities, Inc. Registration Statement on Form S-11 File No. 333-166834
Dear Ms. Garnett:
     On behalf of Campus Crest Communities, Inc., a Maryland corporation (“Campus Crest” or the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 6 to the Registration Statement on Form S-11 (File No. 333-166834) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission on September 14, 2010.
     This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated September 15, 2010, relating to the Registration Statement.
     We have discussed the staff’s comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).
Prospectus Cover Page
1.	Please revise the cover page to remove the designations “Joint Book-Running Managers” and “Co-Manager.” The cover page should be limited to information that is required by Item 501 of Regulations S-K and other information that is key to an investment decision. The additional designations are more appropriate for the body of the prospectus.

Response: In response to the staff’s comment, the cover page of the Prospectus has been revised to remove the designations “Joint Book-Running Managers” and “Co-Manager.”

Karen J. Garnett
Securities and Exchange Commission
September 20, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Relationship with HSRE, page 81
2.	Please expand your disclosure under this subheading to discuss the nature of your additional $4.8 million preferred investment in the HSRE joint venture, consistent with your revised disclosure in the Use of Proceeds section and in the Formation Transactions section on page 193.

Response: In response to the staff’s comment, the Company has added language on page 83 of the Prospectus to disclose the nature of the Company’s $4.8 million preferred investment in the HSRE joint venture.
Our Relationship with Encore, page 84
3.	We note your response to comment 2 from our letter dated September 10, 2010. The revised disclosure describes the purpose of the transaction with Encore but does not discuss the effect of the transaction. It appears that the effect of the transaction is that you acquired financing in the amount of $2.35 million and an obligation to repay that financing in the amount of $3.9 million, which you will repay with proceeds from this offering.

Response: In response to the staff’s comment, the Company has added language on page 85 of the Prospectus to discuss the effect of the transaction with Encore.

4.	We note your response to comments 3 and 4 from our letter dated September 10, 2010. For ease of reference, please revise the first paragraph under this heading to present the property ownership percentages in a list, similar to the format in your response to comment 3, rather than embedded in paragraph form.

Response: In response to the staff’s comment, the Company has revised the language on pages 84 and 85 of the Prospectus to present the property ownership percentages in a list.

5.	We note your response to comment 6 of our letter dated September 10, 2010. Please revise to disclose the amount of the premium for the repurchase of the additional preferred investment, assuming the investment amount is the maximum $2.5 million. Please also clarify whether you plan to use additional offering proceeds to repurchase these membership interests.

Response: In response to the staff’s comment, the Company has added language on page 86 of the Prospectus to (i) disclose the amount of the premium for the repurchase of the additional preferred investment, assuming the investment amount is the maximum $2.5 million and (ii) clarify whether the Company will use additional offering proceeds to repurchase the additional membership interest.

Karen J. Garnett
Securities and Exchange Commission
September 20, 2010

Signatures
6.	We note that Mr. Rollins’ signature on behalf of the registrant is signed pursuant to a power of attorney. Please file as an exhibit a certified copy of the board’s resolution authorizing such signature. Refer to Item 601(b)(24) of Regulation S-K.

Response: In response to the staff’s comment, the Company has filed a certified copy of the resolution of the board of directors of Campus Crest Communities, Inc. as Exhibit 99.6.
     We believe that the proposed modifications to the Registration Statement are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8596 or Paul S. Ware at 205.521.8624.
Very truly yours,
J. Andrew Robison
Enclosures

cc:	Eric McPhee Daniel Gordon Jerard Gibson Ted W. Rollins